Exhibit 99.1

FOR IMMEDIATE RELEASE

Date:   January 4, 2016

Contact: Kevin McPhaill, President, CEO Mike Olague, EVP Chief Banking Officer (559) 782-4900 or (888) 454-BANK NASDAQ Symbol: BSRR Website: www.sierrabancorp.com www.bankofthesierra.com	Contact: Anita Robinson, President, CEO (805) 547-6135 arobinson@coastnationalbank.com OTC Symbol: CTBP Website: www.coastnationalbank.com

Sierra Bancorp Announces Agreement to Acquire Coast Bancorp of

San Luis Obispo County

Sierra Bancorp (NASDAQ: BSRR), the holding company of Bank of the Sierra, announced the signing of a definitive agreement to acquire Coast Bancorp (OTC: CTBP) of San Luis Obispo County, California. Under the agreement the outstanding shares of Coast Bancorp will be entitled to receive aggregate consideration of $3.2 million in cash and 581,753 shares of Sierra Bancorp common stock. Coast Bancorp shareholders may elect to receive cash, Sierra Bancorp common stock or a combination of both, subject to proration. Based on the closing price of Sierra Bancorp common stock on January 4, 2016, the transaction would have a value of $13.8 million, or $2.37 per Coast Bancorp common share. However, the deal value will fluctuate with changes in Sierra Bancorp’s stock price.

Bank President and Chief Executive Officer Kevin McPhaill said, “We are excited that the employees and customers of Coast National Bank will join the Bank of the Sierra family. Expansion to California’s central coast presents an exciting growth opportunity for Bank of the Sierra. Similar to Coast National Bank, Bank of the Sierra is committed to providing outstanding service coupled with a commitment to improving the communities in which they serve.”

Anita Robinson, President and Chief Executive Officer of Coast Bancorp and Coast National bank stated, “Bank of the Sierra is the appropriate fit to continue the commitment by Coast National Bank for the past 18 years in our communities. Our customers will have access to many more products and services together with the additional benefit of a larger lending limit; enabling us to meet all of the needs of our customers and our community. This transaction benefits our shareholders who have been steadfast during difficult times and rewards them with shares in BSRR, providing opportunity into the future.” Ms. Robinson continued, "I am also excited to become part of the Bank of the Sierra team as the Market President for the San Luis Obispo area upon completion of the acquisition."

Sierra Bancorp expects the acquisition to be immediately accretive to earnings per share, and will yield a tangible book value earnback of less than 4 years and an IRR in excess of 20%.

McPhaill concluded, “This transaction is positive for our shareholders. The cash consideration allows us to leverage our existing capital and we believe this opportunity will enable us to further deploy capital via lending opportunities in San Luis Obispo and the surrounding communities.”

The boards of Sierra Bancorp and Coast Bancorp unanimously approved the transaction, which is subject to customary conditions of closing including required regulatory approvals and the approval by the shareholders of Coast Bancorp.

Coast Bancorp is the parent of Coast National Bank. Sierra Bancorp is the parent of Bank of the Sierra. In the transaction Coast Bancorp will be merged into Sierra Bancorp, followed by the merger of Coast National Bank into Bank of the Sierra.

Advisors

Sierra Bancorp was advised in the transaction by Keefe, Bruyette & Woods, a Stifel Company, as financial advisor and King, Holmes, Paterno & Soriano, LLP as legal counsel. Coast Bancorp was advised in the transaction by FIG Partners, LLC, as financial advisor and Stuart | Moore as legal counsel. Coast Bancorp received a fairness opinion from the Vining Sparks Community Bank Advisory Group.

About Coast National Bank

Established in 1997, Coast National Bank is a local community bank serving the needs of consumers and businesses through three locations throughout San Luis Obispo County. As of September 30, 2015, the bank had approximately $146.4 million in assets and serves the communities of San Luis Obispo, Arroyo Grande, Paso Robles and Atascadero.

About Sierra Bancorp & Bank of the Sierra

Sierra Bancorp (NASDAQ: BSRR) is a publicly-traded company with approximately $1.7 billion in assets. Headquartered in Porterville, California, the company operates primarily through Bank of the Sierra (the Bank). The Bank is a multi-community financial institution that offers a full range of retail and commercial banking services, primarily in the central and southern sections of the San Joaquin Valley. The Bank specializes in agricultural lending and works with many of the businesses in that region. Since opening for business in January 1978, the Bank has grown to be the largest independent bank headquartered in the South San Joaquin Valley. More information about Sierra Bancorp and Bank of the Sierra can be found at the following websites:

www.sierrabancorp.com

www.bankofthesierra.com.

Forward-Looking Statements

Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of Sierra Bancorp and Coast Bancorp intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies’ respective abilities to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material effect on the operations and future prospects of each of Sierra Bancorp and Coast Bancorp and the resulting company, include but are not limited to: the businesses of Sierra Bancorp and/or Coast Bancorp may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; revenues following the merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and other risk factors detailed from time to time. Sierra Bancorp and Coast Bancorp undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Sierra Bancorp expects to prepare and file with the Securities and Exchange Commission a registration statement on Form S-4 containing, among other things, a joint proxy statement/prospectus and other documents with respect to the proposed Merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS PROVIDED BY SIERRA BANCORP AND COAST BANCORP IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents prepared by Sierra Bancorp and Coast Bancorp (if and when they become available) free of charge by contacting Sierra Bancorp or Coast Bancorp.